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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No.    )*
                                            ----

                               Standard Register
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   853887107
--------------------------------------------------------------------------------
                                 (Cusip Number)

                               December 31, 2004
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [X] Rule 13d-1 (b)
    [ ] Rule 13d-1 (c)
    [ ] Rule 13d-1 (d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).


                               Page 1 of 7 pages

                                      13G


CUSIP No. 853887107


1.    Name of Reporting Person:
      I.R.S. Identification Nos. of above persons (entities only):

      FIFTH THIRD BANCORP                                   31-0854434
      --------------------------------------------------------------------------
2.    Check the Appropriate Box if a Member of a Group:
      (a)  [  ]
      (b)  [  ]

      --------------------------------------------------------------------------
3.    SEC Use Only:

      --------------------------------------------------------------------------
4.    Citizenship or Place of Organization:                 OHIO

      --------------------------------------------------------------------------

      This report relates to beneficial holdings by Fifth Third Bancorp, through several of its subsidiaries, of outstanding shares of the Common Stock of the Issuer. The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is dispositive power. The following are held in fiduciary accounts in Fifth Third Bancorp's subsidiaries and are deemed beneficially owned:

                                5.    Sole Voting Power:   5,913,981 shares
     NUMBER OF
       SHARES                   ------------------------------------------------
    BENEFICIALLY                6.    Shared Voting Power:  0 shares
      OWNED BY
        EACH                    ------------------------------------------------
     REPORTING                  7.    Sole Dispositive Power: 5,906,081 shares
    PERSON WITH
                                ------------------------------------------------
                                8.    Shared Dispositive Power: 0 shares

                                ------------------------------------------------

9.    Aggregate Amount Beneficially Owned by Each Reporting Person:
                                                                 5,913,981
      --------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                                       [X]
      --------------------------------------------------------------------------

      Fifth Third Bancorp, through fiduciary accounts held in its subsidiaries, has neither voting power nor dispositive power with respect to an additional 26,800 shares which are not deemed to be beneficially owned.

11.   Percent of Class Represented by Amount in Row (9):              24.83%

      --------------------------------------------------------------------------
12.   Type of Reporting Person:                                         HC

      --------------------------------------------------------------------------


                               Page 2 of 7 Pages

Securities and Exchange Commission
Schedule 13G
Page 3 of 7 pages


ITEM 1(a).     NAME OF ISSUER:

               Standard Register

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               P.O. Box 1167
               Dayton, OH 45401-1167

ITEM 2(a).     NAME OF PERSON FILING:

               Fifth Third Bancorp

ITEM 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               Fifth Third Center, Cincinnati, Ohio 45263

ITEM 2(c).     CITIZENSHIP:

               Ohio

ITEM 2(d).     TITLE OF CLASS OF SECURITIES:

               Common Stock

ITEM 2(e).     CUSIP NUMBER:

               853887107

Securities and Exchange Commission
Schedule 13G
Page 4 of 7 pages

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


                        (a) [ ]    Broker or dealer registered under
                                   Section 15 of the Act;

                        (b) [ ]    Bank as defined in Section 3(a)(6) of the
                                   Act;

                        (c) [ ]    Insurance company as defined in
                                   Section 3(a)(19) of the Act;

                        (d) [ ] Investment company registered under Section 8 of the Investment Company Act;

                        (e) [ ] Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

                        (f) [ ] Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

                        (g) [X] Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

                        (h) [ ]    Savings association as defined in
                                   Section 3(b) of the Federal Deposit
                                   Insurance Act;

                        (i) [ ] Church plan that is excluded from the definition of an investment company under
                                   Section 3(c)(14) of the Investment
                                   Company Act;

                        (j) [ ]    Group, in accordance with
                                   Rule 13d-1(b)(1)(ii)(J).

Securities and Exchange Commission
Schedule 13G
Page 5 of 7 pages

ITEM 4.           OWNERSHIP

                  This report relates to beneficial holdings by Fifth Third Bancorp, through several of its subsidiaries, of outstanding shares of the Common Stock of the Issuer. The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is dispositive power. The following are held in fiduciary accounts in Fifth Third Bancorp's subsidiaries and are deemed beneficially owned:


                  (a)    Amount Beneficially Owned:             5,913,981shares

                  (b)    Percent of Class:                               24.83%

                  (c)    Number of shares as to which such person has:

                         (i)       Sole power to vote or to direct the vote
                                                                5,913,981shares

                         (ii)      Shared power to vote or to direct the vote
                                                                        0shares

                         (iii)     Sole power to dispose or to direct the
                                   disposition of               5,906,081shares

                         (iv)      Shared power to dispose or to direct the
                                   disposition of                       0shares


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .[ ]

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

                  n/a

Securities and Exchange Commission
Schedule 13G
Page 6 of 7 pages


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


                 Fifth Third Bancorp, as parent holding company of the subsidiaries listed below, has filed this schedule. The subsidiaries are filing in accordance with Rule
                 13d-1(b)(1)(ii)(G).

                 Subsidiary                               Item 3 Classification
                 --------------------------------------------------------------
                 Fifth Third Bank                         Bank
                 Fifth Third Bank (Tennessee)             Bank
                 Fifth Third Bank (Michigan)              Bank
                 Fifth Third Asset Management, Inc.       Investment Adviser

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                 Not Applicable

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP

                 Not Applicable

Securities and Exchange Commission
Schedule 13G
Page 7 of 7 pages

ITEM 10.         CERTIFICATIONS

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct


                            Fifth Third Bancorp

                            /s/ Neal E. Arnold             February 14, 2005
                            -------------------------------------------------
                            Executive Vice President, CFO  Today's Date
                            Fifth Third Bancorp